

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2012

<u>Via E-mail</u>
Mr. John P. Albright
President and Chief Executive Officer
Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard, Suite 100
Daytona Beach, FL 32117

   RE: **Consolidated-Tomoka Land Co.**
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed March 15, 2012
      File No. 1-11350

Dear Mr. Albright:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition…, page 15</u>

<u>Subsurface, page 17</u>

1. Please tell us how you determined it was appropriate to recognize income from the oil exploration lease on a straight-line basis, citing the authoritative literature upon which you relied.

<u>Consolidated Statements of Operations, page F-5</u>

2. Please tell us how you determined your income statement presentation, including but not limited to the presentation of net amounts for each business segment and the presentation of an unnamed subtotal before general and administrative expenses, is in accordance GAAP and Regulation S-X.

Note 1. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-14

3.   Your disclosure under this heading references a tabular reconciliation of Level 3 inputs. However, this table appears to be missing from page F-15. Please revise to include this disclosure in future Exchange Act filings.

Note 2. Modification of an Accounting Treatment, page F-16

4.   Please tell us how you determined that the effect of the correction was not material to the quarters ended June 30, 2009 or 2010, or to net income for the year ended December 31, 2009. We note that the correction reduced net income in 2010 by $720,000 and that net income for 2009 was $800,570.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant